

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 8, 2022

Douglas P. Dick, Esq.
Dechert LLP
1900 K Street, N.W.
Washington, D.C. 20006

> Re: **PIMCO Flexible Real Estate Income Fund**
> File Nos. 333-262575 and 811-23779

Dear Mr. Dick:

On February 8, 2022, you filed a registration statement on Form N-2 for PIMCO Flexible Real Estate Income Fund (the "Fund"). Our comments are set forth below. For convenience, we generally organized our comments using the headings, defined terms and page numbers from the registration statement. Where a comment is made with respect to the disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

PROSPECTUS

Cover Page

1. The first and second sentences under "Investment Strategies" describes what the Fund's investment strategy and portfolio "is expected to" be. Please replace "is expected" with "will be" in both sentences.

2. Please disclose a policy to invest at least 80% of the Fund's net assets (plus borrowings for investment purposes) in real estate investments. *See* Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940 ("1940 Act"). Please also define what real estate investments are for purposes of this policy. In addition, please disclose in an appropriate location that the Fund will consider holdings of underlying funds in which it invests for purposes of determining compliance with the 80% investment policy.

3. The second sentence under "Investment Strategies" states that the Fund's portfolio is expected to be principally comprised of properties and debt secured by properties, primarily located in the United States but may be diversified on a global basis. Please disclose any targeted allocation for, or maximum or minimum limit on, investments in properties and debt

secured by properties located in the United States and properties located outside of the United States.

4. The last sentence under "Investment Strategies" states that the Fund also may invest in real estate-related securities. Please specifically identify all real estate-related securities that are part of the Fund's principal investment strategies and disclose the corresponding risks of such securities in the Summary of Risks section.

5. In the pricing table, please identify where in the previous disclosure footnote 2 relates.

6. The legend required by Rule 481(b)(1) under the Securities Act of 1933 ("Securities Act") appears twice on the cover page. Please disclose this legend only once.

7. Under "Leverage" (and throughout the registration statement), please clarify the term "operating entities" (*e.g.*, "entities that engage in investment activities in securities or other assets"), or explain to us why the current term is appropriate.

8. Please set forth the bulleted risk disclosure under "Risks" in bolded font to make it more prominent.

9. The fourth bullet under "Risks" states that the Fund may pay distributions from, among other things, return of capital. If the Fund expects to make significant return of capital distributions during its first year of operations, please disclose the risks of return of capital distributions, including that they do not represent income, in the Summary of Risks section in the Prospectus Summary.

10. In the "Risks" section, the bolded paragraph under the bulleted risks is also set forth above the pricing table. Please consider whether one of these paragraphs can be deleted.

Prospectus Summary — Who May Want to Invest (page 1)

11. Disclosure in the second paragraph states that the Fund may be an appropriate investment for long-term investors who are seeking a portfolio of high quality commercial real estate and real estate debt. Please disclose with greater specificity what "high quality" means and how it is consistent with the disclosure on page 3 that states that the Fund may invest in below investment grade securities.

Prospectus Summary — Investment Strategies (pages 2 – 3)

12. Please revise the heading of this section to "Principal Investment Strategies". Also, please move disclosure of any non-principal investment strategies to another location outside of the Prospectus Summary. *See* Instruction to Item 3.2. of Form N-2. *See also* Instruction 1 to Item 8.4. of Form N-2.

13. The second sentence of this section states that the Fund's portfolio is expected to be principally comprised of properties, and debt secured by properties, primarily located in the United States. The first sentence in the "Location" bullet point on page 2 states that the Fund

intends to invest principally in major markets in North America. Please clearly disclose whether the Fund will invest in properties primarily located in the *United States* or principally in major markets in *North America*. If the latter, please disclose the expected investment allocation in the United States.

14. The second sentence of the "Private CRE Equity Investments" bullet point on page 3 states that stabilized income-oriented real estate generally means that a property is well leased to tenants and does not require material capital improvements. Please clarify what "well leased to tenants" means.

15. The first sentence of the "Private CRE Debt Investments" bullet point on page 3 refers to "b-notes". Please disclose what b-notes are.

16. The second sentence of the "Private CRE Debt Investments" bullet point states that these investments may be of any credit quality. Please add a reference to "junk bonds" here.

17. The second sentence of the "Private CRE Debt Investments" bullet point states that these investments may be "specifically designed for the Fund". Please disclose in an appropriate location a detailed description of how, and by whom, these investments may be specifically designed for the Fund. We may have more comments after reviewing your response.

18. The last sentence of the "Private CRE Debt Investments" bullet point states that the Fund may provide warehouse financing in respect of real estate or real estate-related assets or interests in each case directly or through companies acquired or created and owned by or otherwise affiliated with the Fund or PIMCO. Please disclose in detail what "warehouse financing" is and how it will occur, including the parties involved. We may have more comments after reviewing your response.

19. The third sentence of the "Publicly Traded CRE Securities" bullet point describes real estate-related investment companies. Please tell us whether real estate-related investment companies are those that may rely on Sections 3(c)(1) and/or 3(c)(7) of the 1940 Act. We may have more comments after reviewing your response.

Prospectus Summary — The Offering (page 4)

20. The second sentence of the third paragraph of this section states that the Fund reserves the right to reject a purchase order for any reason. This same statement is made on page 87. Disclosure on page 13 of the Prospectus Summary and on page 82 of the prospectus, however, each states that the Fund reserves the right to reject any purchase order when, in the judgment of management, such rejection is in the best interest of the Fund. Please revise the disclosure here and on page 87 to be consistent with the disclosure on pages 13 and 82.

Prospectus Summary — Competitive Advantages (pages 7 – 8)

21. The first sentence of the "Robust investment opportunity set and sourcing" bullet point on page 7 refers to "secular growth trends". Please clarify what secular growth trends are.

22. The last sentence of the "Robust investment opportunity set and sourcing" bullet point on page 7 states that PIMCO may "engage with a partner" to help source potential Fund investments. Please disclose in detail how PIMCO will "engage with a partner" to help source potential Fund investments and please specifically identify who may be a "partner". We may have more comments after reviewing your response.

23. The first sentence of the "Global market presence and scale" bullet point on page 7 states that PIMCO assumed leadership and oversight of Allianz Real Estate. The second sentence of this bullet point states that references to PIMCO, who is the Fund's investment adviser, throughout the prospectus refer to the combined business of PIMCO and Allianz Real Estate. Please identify Allianz Real Estate as an investment adviser to the Fund (and revise all disclosure as necessary to reflect that Allianz Real Estate is an investment adviser to the Fund) or explain to us why doing so is not appropriate. *See* Section 2(a)(20) of the 1940 Act. Please also disclose in greater detail how PIMCO exercises its "leadership and oversight" of Allianz Real Estate.

24. Please tell us the percentage of Fund assets expected to be invested, and any upper limit on such investments, in investments listed on Allianz Real Estate's CRE platform. We may have more comments after reviewing your response.

Prospectus Summary — Leverage (page 10)

25. The last sentence of the first paragraph of this section states that the Fund issued $[ ] total liquidation preference of Preferred Shares. Please confirm to us that expenses associated with issuing and maintaining the Preferred Shares are reflected in the fee table. In addition to the risks of the issuance of preferred shares already disclosed in the Leverage Risk factor on page 25, please also disclose risks related to these Preferred Shares in the Summary of Risks section.

Prospectus Summary — Expenses (page 11)

26. The last sentence of this section states that PIMCO may hire affiliated property managers who could also be joint venture partners for investment to perform certain functions. Please tell us whether the Fund intends to apply for exemptive relief to enter into joint ventures with affiliates. Please also confirm to us that the expenses of property managers hired to perform management and specialized services for the Fund's commercial real estate investments will be reflected in the fee table. We may have more comments after reviewing your response.

Prospectus Summary — Summary of Risks (pages 14 – 28)

27. The first sentence of "Joint Venture Risk" states that the Fund expects to enter into joint ventures with third parties to make investments. Please disclose that joint ventures entered into by the Fund only include arrangements in which the Fund and other party share equal control over the joint venture.

28. The Summary of Risks section of the Prospectus Summary identifies the following types of investments and strategies that are not identified in the Investment Strategies section of the Prospectus Summary: CDOs, CBOs and CLOs (page 23); derivative instruments (page 25); securitization (page 26). Please identify these investments and strategies in the Investment Strategies section or explain to us why doing so is not appropriate.

29. The second to last sentence of the Property Manager Risk factor states that, to the extent permitted by the 1940 Act, such property managers may also be affiliated with PIMCO. Please disclose how the 1940 Act permits the activities of such affiliated property managers. We may have more comments after reviewing your response.

30. The Securitization Risk factor on page 26 states that the Fund or a subsidiary transfers assets to a single purpose, bankruptcy-remote subsidiary, which then issues notes secured by such assets. In the Investment Strategies section, please disclose in greater detail how the Fund may securitize assets, including the types of assets it may securitize, the types of vehicles the Fund will use to do so (including whether or not all such vehicles will be wholly-owned subsidiaries of the Fund), the types of securities the vehicles will issue (*e.g.*, debt), how the vehicles will issue securities (*e.g.*, in private placements), and what recourse debt holders will have against the Fund's assets. Also, please explain to us whether the issuance of notes by an SPE involves the issuance of a senior security by the Fund. If so, please explain to us how the issuance of such notes would comply with sections 18(a)(1) and 18(c) of the 1940 Act. We may have more comments after reviewing your response.

31. Please enhance disclosure of the "Tax Risks of Investing in the Fund" risk factor on page 28 to also disclose the risks resulting from the Fund not maintaining its status as a REIT, or explain to us why such disclosure is not appropriate. *See*, *e.g.*, risk disclosure on page 66.

Prospectus Summary — Limitation on Ownership Level (page 29)

32. The third sentence of this section states that the ownership limits may be further reduced if the Board waives these limits for certain holders. Please specify the circumstances under which the Board would waive these limits. We may have more comments after reviewing your response.

33. The last sentence of this section states that the ownership restrictions described are designed, among other purposes, to enable the Fund to comply with the ownership restrictions imposed on REITs by the Code. Please identify the "other purposes" for which the restrictions are designed.

Summary of Fund Expenses (pages 30 – 31)

34. Please add footnote number references in the fee table.

35. Footnote 1 to the fee table states that the Selling Agents may, in their sole discretion and subject to applicable law, reduce or waive the sales load on a non-scheduled basis in individual cases. Please delete this sentence. *See* Rule 22d-1(a) under the 1940 Act.

36. Please confirm to us that the financial statements of any wholly-owned or substantially-owned subsidiaries will be consolidated with those of the Fund.

37. Please explain the accounting basis of the investments held in the operating subsidiaries.

38. The second sentence of the second paragraph of footnote 3 states that the Fund expects that its unconsolidated operating entities will incur certain expenses. Please consider including an estimate of the dollar amount and basis point impact of the expenses related to unconsolidated operating entities.

39. Please confirm to us that there are no Acquired Fund Fees and Expenses (*i.e.*, the indirect costs of investing in other investment companies and other pooled investment vehicles, including private real estate funds, that would be investment companies but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act.)

Investment Objectives and Strategies — Portfolio Composition — *Investments in Thematically-Driven Stabilized Real Estate and Single Tenant Properties* (page 37)

40. Under "Property Characteristics", please clarify what "defensive, in place cash flows" are.

41. The first sentence of the last paragraph states that PIMCO plans to own all or substantially all of the Fund's property investments through an operating entity of the Fund. The second sentence of the last paragraph states that the Fund's property investments in each primary strategy are expected to be structured through privately-owned operating entities or private real estate operating entities which hold whole or partial interests in real properties. Please respond to the following comments regarding any entity that engages in investment activities in securities or other assets that is primarily controlled by the Fund (including privately-owned operating entities and private real estate operating entities referenced here, subsidiaries and SPEs referenced on page 26 in the Securitization Risk factor, and companies acquired (or created) and owned by the Fund referenced on page 3 under "Private CRE Debt Investments"). A primarily controlled entity is an entity that the Fund controls as defined in Section 2(a)(9) of the 1940 Act and for which the Fund's control of the entity is greater than that of any other person.

    a. Disclose any of the entity's principal investment strategies or principal risks that constitute principal investment strategies or principal risks of the Fund.

    b. Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with the entity.

c. Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the entity so that the Fund treats the entity's debt as its own for purposes of Section 18.

d. Disclose that each investment adviser to the entity complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Also file the investment advisory agreement between the entity and its investment adviser as an exhibit to the registration statement. *See* Item 25.2.k. of Form N-2.

e. Disclose that each entity complies with the provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the entity.

f. Confirm to us that (a) if an entity is not organized in the U.S., the entity and its board of directors will agree to designate an agent for service of process in the U.S.; and (b) an entity and its board of directors will agree to inspection by the staff of the subsidiary's books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

42. For any entity that engages in investment activities in securities or other assets that is wholly-owned or substantially owned by the Fund, please confirm to us that the entity's management fee (including any performance fee) will be included in the "Management Fee" line item of the fee table and an entity's other expenses will be included in the "Other Expenses" line item of the fee table.

Investment Objectives and Strategies — Portfolio Composition — *Temporary Strategies* (page 41)

43. Please insert "Defensive" after "Temporary" in the section heading.

44. Please revise the first sentence to reflect the circumstances in which the Fund is permitted to take temporary defensive positions (*e.g.*, to respond to adverse market, economic, political or other conditions).

45. In the second sentence of this section, please replace "use alternative strategies" with "take temporary defensive positions". Also, in the second to last section of this section, please replace "use these alternative strategies" with "take temporary defensive positions."

Leverage (pages 43 – 45)

46. Please revise the fourth sentence of the second paragraph to read as follows: "When such property level debt is not recourse to the Fund and the entity holding such debt was not formed for the purpose of avoiding the 1940 Act's limitations on leverage, the Fund will not treat such borrowings as senior securities (as defined in the 1940 Act) for purposes of complying with the 1940 Act's limitations on leverage unless (i) the entity holding such debt is an entity that engages in investment activities in securities or other assets and is primarily

controlled by the Fund, including a wholly-owned or majority-owned subsidiary or (ii) the financial statements of the entity or joint venture holding such debt will be consolidated in the Fund's financial statements."

Management of the Fund — Administration Agreement — *Services Company* (pages 74 – 75)

47. The first sentence of this section states that PIMCO Services LLC will serve as Service Provider. Please disclose the specific services to be provided by the Service Provider.

48. The last sentence of the first paragraph of this section states that the Fund expects that it will retain one or more Allianz Real Estate entities to provide asset-management related services. As discussed in comment 23, inasmuch as "Allianz Real Estate entities" will provide asset-management related services to the Fund, please explain to us why such entities are not identified as investment advisers to the Fund. We may have more comments after reviewing your response.

Plan of Distribution — How EWCs will be Calculated (pages 84 – 85)

49. This first sentence of this section states that an EWC is imposed on repurchases of Class A-2 and Class A-4 Common Shares "on the amount of the repurchase which causes the current value of your account for the particular class of Common Shares of the Fund to fall below the total dollar amount of your purchase payments subject to the EWC." Please clarify the quoted disclosure in this sentence.

Plan of Distribution — Reductions and Waivers of Initial Sales Charges and EWCs (page 85)

50. Please revise the first sentence of the second paragraph to delete references to reductions or waivers of the EWC at the sole discretion of the Distributor. Please disclose that reductions or waivers of EWCs due to hardship or minimal cost to the Distributor will be applied uniformly. *See* Rule 6c-10(a)(3) under the 1940 Act.

51. The second sentence of the second paragraph states that investors will not be subject to an EWC for "certain transactions" where the Distributor did not pay at the time of purchase the amount it normally would have to the broker-dealer. Please identify the "certain transactions" that qualify for this waiver of the EWC. *See* Item 12(a)(2) of Form N-1A.

Plan of Distribution — Shares Purchased or Held Through Financial Intermediaries (page 86)

52. Please replace the second sentence of this section with a description of sales charge waivers and discounts offered by particular financial intermediaries. *See* Item 12(a)(2) of Form N-1A and Instruction 1 thereto; IM Guidance Update 2016-06, at text preceding and following footnote 5.

Periodic Repurchase Offers (page 88)

53. Please provide more detailed disclosure regarding periodic repurchase offers including (1) disclosure to be provided in Repurchase Office Notices; (2) determination of repurchase pricing date and payment date for shares; and (3) description of any ability of the Fund to suspend or postpone repurchase offers.

Dividend Reinvestment Plan (page 94)

54. The last sentence of this section states that additional information about the Plan may be obtained from the Plan Agent. Please disclose the telephone number or address of the Plan Agent. *See* Item 10.1.e.(3) of Form N-2.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions — Fundamental Investment Restrictions (pages 3 – 4)

55. Please disclose a fundamental investment restriction regarding the Fund's investment in real estate. *See* Item 17.2.f. of Form N-2.

56. Please add "or group of industries" after "single industry" in the first sentence of (1). *See* Item 17.2.e. of Form N-2.

57. Please delete the last paragraph of this section as the Fund is non-diversified.

Investment Restrictions — Other Information Regarding Investment Restrictions (pages 4 – 6)

58. Please disclose that the Fund considers the holdings of other funds in which it invests for purposes of determining compliance with its concentration policy.

59. Please revise the first sentence of the second paragraph on page 5 to state that, for purposes of the Fund's 80% investment policy, derivatives are valued based on market value. *See* Rule 35d-1 (d)(2).

Management of the Fund — Code of Ethics (page 47)

60. This paragraph is already disclosed on page 37. Please delete one of the paragraphs.

PART C – OTHER INFORMATION

Item 34. Undertakings

61. Please insert the undertaking set forth in Item 34.4 of Form N-2 or explain to us why it is not applicable.

Signature Page

62. We note that no officers and no trustees (other than the sole initial trustee on behalf of the registrant) have signed the registration statement. Please ensure that once the Board of Trustees has been properly constituted and officers appointed, a pre-effective amendment to

the registration statement will be signed by a majority of Trustees as well as the required officers of the Fund. *See* Section 6(a) of the Securities Act.

GENERAL COMMENTS

63. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

64. We note that many portions of your filing are incomplete or to be updated by amendment (*e.g.*, fee table, information regarding Trustees). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

65. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

66. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement, other than the exemptive application to co-invest with affiliates that is referenced on the bottom of page 36.

67. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6782.

Sincerely,

/s/ Anu Dubey

Anu Dubey
Senior Counsel

cc: Michael Spratt
       Michael Shaffer
       Megan Miller